

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2015

Mail Stop 4631

<u>Via E-mail</u>
Nelson E. Rowe
Vice President and Chief Accounting Officer
KBR, Inc.
601 Jefferson Street; Suite 3400
Houston, TX 77002

> **Re: KBR, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for the Period Ended June 30, 2015**
> **Filed August 4, 2015**
> **File No. 1-33146**

Dear Mr. Rowe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition…page 26</u>

<u>Results of Operations by Business Segment, page 31</u>

1. We note from your disclosures on page 8 and 58 that the percentage of your total revenues from Chevron has decreased by nearly $1.3 billion from 2012 to 2014. In their recent quarterly earnings release, Chevron announced significant impairments and project suspensions. Please tell us and revise your MD&A, particularly for the E&C segment, to highlight this negative trend, explain the reasons for the decrease in revenues from Chevron, describe the extent to which you expect this trend to continue and disclose the impact that a continued decline in revenues from Chevron could have upon your financial statements.

Critical Accounting Estimates, page 39

2.   You disclose on page 41 that there is one reporting unit in your E&C business segment with goodwill of $75 million whose fair value, which is in excess of carrying value by 20%, is dependent on projected growth rates and other market inputs that are more sensitive to the risk of future variances. Please tell us whether you consider the 20% to be substantially in excess of carrying value for this reporting unit, and if so why. In order for investors to better assess the likelihood of impairment charges in the future, please discuss the degree of uncertainty associated with your assumptions and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Item 8. Financial Statements and Supplemental Data, page 44

Note 8. Goodwill and Intangible Assets, page 69

3.   You disclose on page 70 that you performed an undiscounted cash flow test which indicated impairment of your trade names and customer relationship intangibles related to the acquisition of Roberts & Schaefer Company. You also cross reference to footnote 9 where you disclose that you recorded a noncash intangible asset impairment of $31 million within your non-strategic business segment. So that we may better understand the results of your intangible asset impairment testing, please address the following:

- Confirm that the $31 million intangible asset impairment recognized during 2014 pertains to your trade names and customer relationship intangibles associated with the acquisition of Roberts & Schaefer. If only a portion relates to those trade names and customer relationships, please quantify and describe what is included in the remaining amount;

- Describe the significant assumptions used in your intangible asset impairment testing, the results of your testing, and quantify the amount of any remaining intangibles related to the acquisition of Roberts & Schaefer Company that were not impaired as of December 31, 2014; and

- Please reconcile the $60 million change in your intangible subject to amortization from December 31, 2013 to December 31, 2014.

Note 10. Equity Method Investments and Variable Interest Entities, page 72

4.   Please provide us with your significance tests for the year ended December 31, 2014 for each significant equity method investment to demonstrate how you determined that separate financials pursuant to Rule 3-09 of Regulation S-X were not required. Please ensure that your response clearly explains how you considered the significant current period net loss in performing your calculations. Please also address how your significance tests for the three years ended December 31, 2014 would have been

impacted by the prior period errors you describe on page 12 of your Form 10-Q for the period ended June 30, 2015.

Note 14. U.S. Government Matters, page 87

5.   Please revise your disclosures on page 92 regarding the invalidation of your facility security clearance to clarify what impact, if any, the invalidation will have on your ability to initiate work on the $1.7 billion in GS segment backlog as of December 31, 2014.

Item 9A. Controls and Procedures, page 105

6.   Please tell us and revise your filing, if appropriate, to clarify if there were any changes to your internal controls over financial reporting during the three months ended December 31, 2014 related either to your previous efforts to implement the ERP project or as a result of your December 11, 2014 decision to discontinue the project. Please refer to Item 308(c) of Regulation S-K.

Exhibits 31.1, 31.2, 32.1 and 32.2

7.   It appears that the certifications included as Exhibits 31.1, 31.2, 32.1 and 32.2 do not include conformed signatures. Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and new, corrected certifications complete with conformed signatures. Please similarly amend your Forms 10-Q for the fiscal quarters ended March 31, 2015 and June 30, 2015 to provide new, corrected certifications with conformed signatures.

Form 10-Q for the Period Ended June 30, 2015

Note 12. Other Commitments and Contingencies, page 26

8.   You disclosed on page 93 of your December 31, 2014 Form 10-K and on page 27 of this Form 10-Q that the collection matter involving PEMEX and PEP is ready for decision. Please tell us if there has been any decision made regarding the $465 million judgment subsequent to the filing of your June 30, 2015 Form 10-Q. If no decision has been made, please tell us what factors are preventing a decision from being made, when you expect a decision to be reached and, if known, the extent to which PEMEX and/or PEP could make any additional appeals that could further delay collection of the final judgment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3424 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ John Cash, *for*

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction